

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

<u>Via E-Mail</u>
Vikram Lamba
President and Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, California 94555

Re: **Zosano Pharma Corporation**
Registration Statement on Form S-1
Filed June 24, 2014
File No. 333-196983

Dear Mr. Lamba:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Audited Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

1. Regarding the line item manufacturing services within operating expenses herein and on page F-30, please tell us what you manufactured and specifically to what earned revenue these services relate. Also, explain to us whether and if so, how these expenses relate to the Company's research and development activities. Refer to ASC 730.

Note 1. Organization
Reverse Merger and Recapitalization, page F-7

2. In the first sentence after the table, please clarify the entity to which "Pharma" refers.

Note 6. Joint Venture, page F-16

3. We acknowledge your response to our comments 28 and 29. Given that you recorded the reimbursements from Asahi as a reduction of the Company's operating expenses, please tell us:

- why you also reflect these reimbursements as distributions in the table that rolls forward the Company's investment in the joint venture; and

- why you also add these distributions to arrive at your equity in the loss of joint venture in the table that reconciles ZP Group LLC's net loss to the Company's equity in loss in the joint venture.

Unaudited Interim Condensed Consolidated Financial
Note 5. Settlement of Joint Venture Affairs, page F-36

4. Please disclose the accounting treatment of the March 2014 settlement agreement and its impact on the March 31, 2014 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551- 3652 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       Robert W. Sweet, Jr.
       Foley Hoag LLP
       Seaport West
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